UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 18, 2017

Commission File Number 001-37651

Atlassian Corporation Plc
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officers; Appointment of Certain Officers.

On December 18, 2017, Atlassian Corporation Plc (the “Company”) announced that its Chief Financial Officer, Murray Demo, will leave at the end of January 2018. In July of this year, the Company reported Mr. Demo would be leaving on December 31, 2017.

The Company also announced the appointment of James A. Beer as Chief Financial Officer of the Company. Mr. Beer, age 56, will join the Company on February 20, 2018 and also serve as its principal financial officer. Mr. Beer is currently the Executive Vice President and Chief Financial Officer of McKesson Corporation, a global healthcare services and information technology company, and has served in this role since October 2013. From February 2006 to October 2013, Mr. Beer served as Executive Vice President and Chief Financial Officer of Symantec Corporation, a provider of information security, storage and systems management solutions. Mr. Beer also served as Senior Vice President and Chief Financial Officer of AMR Corp. and American Airlines, Inc., AMR’s principal subsidiary, from January 2004 to February 2006. From September 1991 to January 2004, Mr. Beer held other management positions in finance and marketing operations at American Airlines, including leading the airline’s European and Asia Pacific businesses. Mr. Beer currently serves on the board of directors of Alaska Air Group, Inc., an airline holding company and ForeScout Technologies, Inc., an Internet of Things (IoT) security company. Mr. Beer holds a Bachelor of Science in Aeronautical Engineering from Imperial College, London University, and a Master of Business Administration from Harvard Business School.

A copy of the press release issued by the Company on December 18, 2017 announcing the appointment of Mr. Beer as Chief Financial Officer is attached as Exhibit 99.1 to this report on Form 6-K.

The information in this report on Form 6-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 18, 2017	Atlassian Corporation Plc

/s/ MURRAY J. DEMO
Murray J. Demo Chief Financial Officer (Principal Financial Officer)